





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Oak Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 Johnnie Dodds Blvd. - Suite 104
(No. and Street)

Mount Pleasant	South Carolina	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcus Martin - (843) 284-8823

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK LLC

(Name – *if individual, state last, first, middle name*)

333 West Wacker Drive, 6th Fl.	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcus Martin _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Global Oak Capital Markets LLC _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Chief Executive Officer
_____
Title



Notary Public ,SC Exp 11-24-2024   Helena Natasha Walker

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Global Oak Capital Markets LLC

Financial Statement and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 December 31, 2018

	Page(s)
Letter of Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3 - 6

FGMK

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Global Oak Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition Global Oak Capital Markets, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2016.

Chicago, Illinois
January 30, 2019

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

GLOBAL OAK CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

Assets

Cash	$	183,093
Total Assets	$	183,093

Liabilities and Members' Equity

Accounts payable and other accrued expenses	$	28,308
Liabilities Subordinated to the Claims of General Creditors	$	120,000
Total Liabilities	$	148,308
Members' Equity		34,785
Total Liabilities and Members' Equity	$	183,093

The accompanying notes are an integral part of this statement.

1. **Nature of Business**

    Global Oak Capital Markets LLC, ("the Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the following types of business: broker retailing corporate equities, broker retailing corporate debt and private placement of securities. In October 2018, the Company was approved by FINRA to be an underwriter or selling group participant. The Company's minimum net capital increased to $100,000 as a result of this change (see note 5).

    The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

2. **Summary of Significant Accounting Policies**

    The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

    Management Estimates and Assumptions
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty: accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

    Revenue Recognition
    The Company recognizes revenue from fees upon the successful completion of the transactions in accordance with the terms of the executed agreements.

    The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

    New Accounting Standard Adopted
    In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to reporting periods began after December 15, 2017.

In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU was the same as the effective date for ASU 2014-09.

Effective January 1, 2018, the Company adopted ASU 2014-09 and all related amendments (Topic 606). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The adoption of ASC Topic 606 effective January 1, 2018 did not have a material impact on the Company's financial statements. The Company applied the modified retrospective method for adoption, which did not result in a cumulative adjustment to members' equity.

Cash and Cash Equivalents
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowances for Uncollectible Accounts
Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectable accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2018.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes. As such, it does not pay taxes. Members are taxed individually on their share of Company earnings for federal and for state income tax purposes.

Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2018 through the date that the financial statements were issued, that would require recognition or disclosure in the financial statements.

3. **Financial Instruments with Off-Balance Sheet Risk and Contingencies**

The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealer, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of credit default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, due from related parties, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

4. **Liabilities Subordinated to the Claims of General Creditors**

Liabilities subordinated to the claims of general creditors include a subordinated loan of $120,000 from a member and is available in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated loan was approved by FINRA and carries an interest rate of 7%. The subordinated loan is repayable on October 5, 2021. Any repayment prior to this maturity date requires FINRA approval.

5. **Operating Lease Obligations**

The Company leases space under a non-cancelable operating lease that expires February 2020. This lease agreement is personally guaranteed by one of its members. The Company was able to sublease this space under a non-cancelable sublease agreement that also expires February 2020. Future minimum rental payments are approximately $43,000 and $7,000 for the years ending December 31, 2019 and December 31, 2020, respectively.

Future minimum rental receipts are approximately $43,000 and $7,000 for the years ending December 31, 2019 and December 31, 2020, respectively.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard is effective for reporting periods beginning after December 15, 2018. The standard will require lessees to report most leases as assets and liabilities on the balance sheet, while lessor accounting will remain substantially unchanged. We plan to adopt the new lease standard in 2019 and do not expect it to have a material effect on our financial position, results of operations or cash flows.

6. **Capital Requirements**

As a registered broker-dealer, Global Oak Capital Markets LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 1500%. At December 31, 2018, net capital of $154,785 exceeded the required net capital minimum of $100,000 by $54,785.

7. **Going Concern**

Management has taken several actions to ensure that the Company will continue as a going concern, and the Company's ability to continue as a going concern is dependent upon management's ability to execute its strategic plan to increase revenue, obtain capital contributions and secure subordinated financing. No assurances as to whether the Company can achieve these objectives can be given. This financial statement does not include any adjustments that might result from the outcome of these uncertainties.